Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

Fact Sheet

Rationale: The Coca-Cola Company (TCCC) and Coca-Cola Enterprises (CCE) Advance and Strengthen Their Partnership
Strategic	Operational	Financial

• Fully aligns with the Coca-Cola system’s 2020 Vision – our roadmap for winning together – to continuously improve and evolve our global franchise system to best serve our customers and consumers everywhere

• TCCC will work closely with its bottling partners to create an evolved franchise structure for the unique needs of the North American market

• In Europe, CCE is further strengthening its franchise system to provide broader, contiguous geographic coverage and optimize its marketing and distribution leadership

• CCE remains the preeminent Western European bottler and a key strategic partner with TCCC

• Enables TCCC’s ability to run the most efficient manufacturing, supply chain and logistics operation

• Evolves TCCC’s North American business to more profitably deliver the world’s greatest brands in the largest NARTD profit pool in the world

• TCCC and CCE will continue to increase efficiencies across adjacent European geographies and improve the effectiveness of CCE’s operations in its expanded presence in Europe

• Drives long-term value for all shareowners

• TCCC is converting passive capital into active capital, giving it direct control over its investment in North America to accelerate growth and drive long-term profitability

• CCE shareowners will benefit from the improved financial growth profile and expansion of the Western European business

• The substantially cashless transaction leverages the unique scale opportunities in the U.S., which will increase KO’s growth rate and cash flow and unlock significant incremental operating income over the next several years

• TCCC will generate immediate efficiencies with operational synergies expected to be approximately $350 million over four years, and the transaction is expected to be accretive to EPS on a fully diluted basis by 2012

Terms of Agreement

• The Coca-Cola Company’s acquisition of the assets and liabilities of CCE’s North American business includes consideration of the following:

o The Coca-Cola Company’s current 34% equity ownership in CCE, valued at $3.4 billion, based upon a thirty day trailing average as of February 24, 2010

o The assumption of $8.88 billion of CCE debt

o The assumption of all North American assets and liabilities – including CCE’s accumulated benefit obligation for North America of $580 million as of December 31, 2009, and certain other one-time costs and benefits

• CCE’s public shareowners will receive one share in the new CCE for each existing share of CCE and will receive $10 per share as consideration. They will hold 100 percent of the new entity.

• The Coca-Cola Company and Coca-Cola Enterprises have agreed in principle that CCE will buy The Coca-Cola Company’s bottling operations in Norway and Sweden, subject to the signing of definitive agreements. Further, CCE will have the right to acquire The Coca-Cola Company’s 83% stake in its German bottling operations 18 to 36 months after close for fair value.

Evolved Franchise Structure
North America	Europe
At the close, The Coca-Cola Company will rename the sales and operational elements of the North American businesses Coca-Cola Refreshments USA, Inc. (“CCR-USA”) and Coca-Cola Refreshments Canada, Ltd. (“CCRC”), which will be wholly-owned subsidiaries of The Coca-Cola Company. Following the close, The Coca-Cola Company will combine our very successful Fountain business, the dynamic Minute Maid juice business, and our Supply Chain organization, including finished product operations, and our company-owned bottling operations in Philadelphia with CCE’s North American business to form CCR-USA and CCRC.

At the close, CCE will be The Coca-Cola Company's strategic bottling partner in Western Europe and the third-largest independent bottler globally. Reflecting CCE’s position as The Coca-Cola Company's strategic bottling partner in Western Europe, the companies will enter into a 10+10 year bottling agreement and a 5-year incidence pricing agreement. Pro forma, including the contributions of Norway and Sweden, CCE would have generated approximately $7.3 billion in revenues, $850 million in operating income, and $1.2 billion of EBITDA in 2009.

About The Coca-Cola Company (NYSE: KO)	About Coca-Cola Enterprises (NYSE: CCE)
The Coca-Cola Company (NYSE: KO) is the world’s largest beverage company, refreshing consumers with more than 500 sparkling and still brands. Along with Coca-Cola, recognized as the world’s most valuable brand, the Company’s portfolio includes 12 billion dollar brands, including Diet Coke, Fanta, Sprite, Coca-Cola Zero, vitaminwater, Powerade, Minute Maid, Simply and Georgia Coffee. Globally, we are the No. 1 provider of sparkling beverages, juices and juice drinks and ready-to-drink teas and coffees. Through the world’s largest beverage distribution system, consumers in more than 200 countries enjoy the Company’s beverages at a rate of 1.6 billion servings a day. With an enduring commitment to building sustainable communities, our Company is focused on initiatives that protect the environment, conserve resources and enhance the economic development of the communities where we operate. For more information about our Company, please visit our website at www.thecoca-colacompany.com.

Coca-Cola Enterprises Inc. is the world's largest marketer, distributor, and producer of bottle and can liquid nonalcoholic refreshment. CCE sells approximately 80 percent of The Coca-Cola Company's bottle and can volume in North America and is the sole licensed bottler for products of The Coca-Cola Company in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands. For more information about our Company, please visit our website at www.cokecce.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com un-

der the tab "Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2009 Annual Meeting of Shareowners filed with the SEC March 3, 2009 and a Form 8-K filed on December 18, 2009 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.